

March 17, 2008

Mr. Qin Long
Chief Executive Officer, Rub A Dub Soap, Inc.
No. 177, Chenyang Section
308 National Highway
Danshan Industrial Area
Qindao, China 266109

Re: **Rub A Dub Soap, Inc.**
Form 10-KSB for the fiscal year ended May 31, 2007
Form 8-K filed November 14, 2007
File No. 0-52142

Dear Mr. Long:

We have reviewed your response to our letter dated January 29, 2008 and have the following comment. We ask that you respond by March 31, 2008

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 14, 2007

Financial Statements
General

1. We have reviewed your response to our prior comment number two from our letter dated January 29, 2008. Please clarify for us if the acquired subsidiaries operated under common control in all financial periods presented prior to their acquisition in August 2007. If the subsidiaries did not operate under common control, please tell us why you believe it is appropriate to present their results on a combined basis.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Staff Accountant, at (202) 551-3747 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief